Exhibit 99.1

FSD Pharma Congratulates Dr. Eleanor Fish on Being Named to the Order of Canada

TORONTO--(BUSINESS WIRE)--January 18, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, warmly congratulates Eleanor N. Fish, Ph.D., a member of its Research and Clinical Advisory Board, on her appointment to the Order of Canada.

Dr. Fish was named a Member of the Order for her contributions to immunology, including her groundbreaking studies on the use of interferon-alpha in the treatment of disease.

"On behalf of everyone at FSD Pharma, I would like to congratulate Dr. Fish on receiving Canada's highest honour that recognizes outstanding achievement, dedication to scientific research and service to the nation,” said Dr. Lakshmi P. Kotra, B.Pharm. (Hons), Ph.D., Chief Executive Officer of Lucid Psycheceuticals Inc., FSD Pharma’s wholly-owned subsidiary. “Since joining our Research and Clinical Advisory Board in November 2021, Eleanor’s contributions have already made a significant impact, and we look forward to continuing to benefit from her expertise and insights as we advance the development of our next-generation therapeutics in pursuit of a healthier world.”

Created in 1967, the Order of Canada is one of the country’s highest civilian honours and recognizes those "whose service shapes our society; whose innovations ignite our imaginations; and whose compassion unites our communities." Appointments are made by the Governor General on the recommendation of the Advisory Council for the Order of Canada.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company’s normal course issuer bid, advancing the Company’s research and efforts to enhance shareholder value. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884
Investor Relations: Email: ir@fsdpharma.com , fsdpharma@kcsa.com
Website: www.fsdpharma.com